

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 1, 2016

VIA E-MAIL
Mr. Robert G. O'Brien
Chief Financial Officer
Forest City Realty Trust, Inc.
1100 Terminal Tower, 50 Public Square
Cleveland, OH, 44113

> **Re:     Forest City Realty Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-37671**

Dear Mr. O'Brien:

       We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities